This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, lawyer or other advisor.

                       NOTICE OF EXTENSION AND VARIATION

                                      by

                              DT ACQUISITION INC.

                               in respect of its

                               OFFER TO PURCHASE

                     all of the First Preferred Shares of

                             DOMINION TEXTILE INC.

on the basis of an amended price of Cdn. $150.00 cash per First Preferred Share

     On the date hereof, DT Acquisition Inc. (the "Offeror") announced that it intended to extend and vary its Preferred Share Offer by increasing the price payable for the First Preferred Shares to Cdn. $150.00 per First Preferred Share.

     The Preferred Share Offer, as extended, is open for acceptance until 12:00 midnight (Toronto time) on Thursday, December 18, 1997 (the "Expiry Time"), unless withdrawn or extended.

     Holders of First Preferred Shares who wish to accept the Preferred Share Offer must properly complete and execute the Letter of Transmittal (printed on green paper) that accompanied the Preferred Share Offer or a manually executed facsimile thereof and deposit it, together with certificates representing their First Preferred Shares, in accordance with the instructions in the Letter of Transmittal at any of the offices of the Depositary specified in the Letter of Transmittal, so as to arrive there not later than the Expiry Time.

                  -------------------------------------------

              The Dealer Managers for the Preferred Share Offer:

CIBC Wood Gundy Securities Inc.                     Chase Securities Inc.
          in Canada                                 in the United States


December 8, 1997


     Questions and requests for assistance may be directed to the Dealer Managers or the Depositary, and additional copies of this Notice, the Preferred Share Offer and Circular and the Letter of Transmittal may be obtained without charge on request from the Dealer Managers or the Depositary at their respective offices shown on the last page of this Notice.

     The Preferred Share Offer is made for the securities of a Canadian issuer and while the Preferred Share Offer is subject to Canadian disclosure requirements, investors should be aware that those requirements are different from those of the United States. Financial statements included in the Preferred Share Offer and Circular, as varied by this Notice, regarding Dominion Textile, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

     The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated and located in Canada, that some or all of its officers and directors are residents of Canada, that the Canadian Dealer Manager is a resident of Canada, and that all or a substantial portion of the assets of the Offeror and such persons are located outside the United States.

     You should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Dominion Textile's securities subject to the Offer, or of Dominion Textile's related securities, during the period of the Preferred Share Offer, as permitted by applicable Canadian laws, provincial laws and regulations.

     All currency amounts expressed herein and in the Preferred Share Offer and the Circular are in Canadian dollars unless otherwise indicated.

     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Preferred Share Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of First Preferred Shares in any jurisdiction in which the making or acceptance of the Preferred Share Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole judgement, take such action as it may deem necessary to extend the Preferred Share Offer to shareholders in such jurisdiction.

                       NOTICE OF EXTENSION AND VARIATION

TO:  THE HOLDERS OF FIRST PREFERRED SHARES OF DOMINION TEXTILE INC.

     By this Notice, DT Acquisition Inc. (the "Offeror") is amending its offer dated October 29, 1997, as varied on November 18, 1997 and as extended on November 28, 1997, pursuant to which the Offeror is offering to purchase all of the outstanding first preferred shares (the "First Preferred Shares") of Dominion Textile Inc. ("Dominion Textile"). The offer for the First Preferred Shares dated October 29, 1997, as varied on November 18, 1997 and as extended on November 28, 1997, is referred to as the "Original Offer". The circular which accompanied the Original Offer is referred to as the "Circular". The Original Offer and the Circular, all as extended and varied by this Notice, are referred to as the "Preferred Share Offer".

     Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Original Offer and Circular continue to be applicable in all respects and this Notice should be read in conjunction therewith. Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the respective meanings set forth in the Original Offer and the Circular.

1.   INCREASE IN PRICE FOR FIRST PREFERRED SHARES

     The Offeror is amending the Original Offer by increasing the consideration payable for each First Preferred Share tendered to the Preferred Share Offer from Cdn. $112.00 cash per First Preferred Share to Cdn. $150.00 cash per First Preferred Share.

     This increase represents a total aggregate increase of Cdn.$14,060.00 in the price of the Preferred Share Offer. After giving effect to the increase in the price payable pursuant to the Preferred Share Offer, the total aggregate amount payable by the Offeror if all of the First Preferred Shares are tendered to and taken up under the Preferred Shares Offer is $55,500.00.

2.   EXTENSION OF THE PREFERRED SHARE OFFER

     The Offeror is also amending the Original Offer by extending the time during which the Preferred Share Offer is open for acceptance to 12:00 midnight (Toronto time) on Thursday, December 18, 1997 unless the Preferred Share Offer is withdrawn or further extended. Accordingly, the Expiry Time of the Preferred Share Offer shall be 12:00 midnight (Toronto time) on Thursday, December 18, 1997.

3.   RECENT DEVELOPMENTS

     Deposits to the Preferred Share Offer

     The Preferred Share Offer is subject to a condition (the "Minimum Condition") that at least 66 2/3% of the First Preferred Shares held by the public be validly deposited and not withdrawn prior to the Expiry Time.

     On December 5, 1997, Mr. Robert W. Smythe, who holds 215 First Preferred Shares representing approximately 58% of the outstanding First Preferred Shares, agreed with the Offeror to tender his 215 First Preferred Shares to the Preferred Share Offer provided the consideration payable for each First Preferred Share tendered to the Preferred Share Offer is increased to Cdn. $150.00 cash per First Preferred Share. This extension and variation of the Preferred Share Offer is being made in connection with that agreement.

     On December 1, 1997, the Offeror announced that 128 First Preferred Shares representing approximately 35% of the outstanding First Preferred Shares were tendered to the Preferred Share Offer as of November 28, 1997. On the assumption that none of such shares are withdrawn from the Preferred Share Offer and that Mr. Smythe tenders his First Preferred Shares to the Preferred Share Offer, the Minimum Condition would be satisfied.

4.   WITHDRAWAL OF DEPOSITED SHARES

     Section 8 of the Original Offer, "Withdrawal of Deposited Shares" is hereby amended to provide that holders of First Preferred Shares (the "Shareholders") will have the right to withdraw First Preferred Shares at any time prior to the take up by the Offeror of First Preferred Shares tendered to the Preferred Share Offer.

5.   VARIATION OF THE PREFERRED SHARE OFFER

     The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Preferred Share Offer is open for acceptance, to extend the Expiry Time of the Preferred Share Offer or to further vary the terms of the Preferred Share Offer by giving oral notice (to be confirmed in writing) or written notice of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Original Offer, "Notices and Delivery", to all Shareholders whose First Preferred Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSE and the ME. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which and at the time at which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

     During any such extension or in the event of any variation, all First Preferred Shares previously deposited and not taken up or withdrawn will remain subject to the Preferred Share Offer. An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Preferred Share Offer, "Conditions of the Offer".

6.   AMENDMENTS TO PREFERRED SHARE OFFER AND LETTER OF TRANSMITTAL

     The Original Offer, the Circular, the Definitions and the Letter of Transmittal (printed on green paper) shall be amended mutatis mutandis to reflect the amendments made by this Notice. No amendment, variation or extension of the Common Share Offer is being made by this Notice.

7.   STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                           APPROVAL AND CERTIFICATE

     The contents of the Original Offer, the Circular and this Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the Shareholders of Dominion Textile has been authorized by, the board of directors of the Offeror. The Preferred Share Offer contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the Preferred Share Offer does not contain any misrepresentation likely to affect the value or the market price of the First Preferred Shares which are the subject of the Preferred Share Offer.

DATED: December 8, 1997.


        Jerry Zucker                                   James G. Boyd

Chairman, President and Chief                 Executive Vice-President, Chief
      Executive Officer                             Financial Officer,
                                                  Treasurer and Secretary


                      On behalf of the Board of Directors


       Peter Bourgeois                                Warren Turnbull

           Director                                       Director

               The Depositary, Montreal Trust Company of Canada

                                    By Mail

                            Stock Transfer Services
                             151 Front Street West
                                   8th Floor
                               Toronto, Ontario
                                    M5J 2N1
                            Attn: Re-org Department
                              Tel: (800) 639-0802
                              Fax: (416) 981-9645

                                    By Hand

Stock Transfer Services     Stock Transfer Services      Stock Transfer Services      Stock Transfer Services
   Western Gas Tower          Place Montreal Trust        151 Front Street West              4th Floor
 530 - 8th Avenue S.W.      1800 McGill College Ave.            8th Floor               510 Burrard Street
   Calgary, Alberta             Montreal, Quebec            Toronto, Ontario              Vancouver, B.C.
        T2P 3S8                     H3A 3K9                      M5J 2N1                      V6C 3B9
Attn: Re-org Department                                  Attn: Re-org Department      Attn: Re-org Department
  Tel: (403) 267-6555         Tel: (514) 982-7535          Tel: (800) 639-0802          Tel: (888) 661-0222
  Fax: (403) 266-1490         Fax: (514) 982-7580          Fax: (416) 981-9645          Fax: (604) 661-9480

    Office of CIBC Wood Gundy Securities Inc., the Dealer Manager, In Canada

                                   In Canada

    Toronto Office                                       Montreal Office

BCE Place, P.O. Box 500                                    Suite 3050
    161 Bay Street                               600 ouest Boul de Maisonneuve
   Toronto, Ontario                                     Montreal, Quebec
        M5J 2S8                                              H3A 3J2

  Tel: (416) 594-7000                                  Tel: (514) 847-6300
  Fax: (416) 594-7225                                  Fax: (514) 847-6480


   Office of Chase Securities Inc., the Dealer Manager in the United States

                                270 Park Avenue
                              New York, New York
                                     10017
                              Tel: (212) 270-4216
                              Fax: (212) 270-2131

Any questions and requests for assistance may be directed by Shareholders to the Dealer Managers and the Depositary at their respective telephone numbers and locations set out above.